82-4822

In accordance
with US-GAAP

interim group report as at 31 March 2004

DEPFA BANK plc

DEPFA BANK
PERFORMANCE IN FINANCE

Shareholders

Market capitalisation: € 4.5 bn
Number of shares: 353,019,720 as of 03.05.2004
100% free float


Germany
20.8%
Other Europe
18.9%
US/Canada
23.9%
Employees
5.2%
Rest of World
0.6%
UK
30.6%

Net income and RoE after tax


€m
300
250
200
150
100
50
0
%
30
25
20
15
10
5
0
14.8
22.3
29.4
34.3
137
236
370
125*
2001
2002
2003
03/2004

* € 101 m relate to continuing operations, and € 24 m to discontinued operations.

Ratings	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA–, B	P–1, Aa3, B	A–1+, AA–
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–, B	P–1, Aa3, B	A–1, A+
DEPFA ACS BANK	F1+, AA–	P–1, Aa3, C	A–1+, AA–

Group figures (including discontinued operations)

	01.01.-31.03.2004 € m	01.01.-31.03.2003 € m	Change € m	%
Earnings				
Net interest income	107	80	27	33.8
Net interest income incl. interest in trading derivatives	107	80	27	33.8
Net commission income	21	20	1	5.0
Income from sale of assets	97	18	79	
Trading result	-32	26	-58	
of which from securities	-42	16	-58	
of which from derivatives valuation	10	10	–	
of which from interest	–	–	–	
Total earnings	**193**	**144**	**49**	**34.0**
Personnel expenditure	-22	-14	8	57.1
Other administrative expenditure	-11	-12	-1	-8.3
Depreciation on fixed assets	–1	–1	–	–
Administrative expenditure	**-34**	**-27**	**7**	**25.9**
Other income and expenditure	–	–2	2	100.0
Provision for loan losses	–	–	–	–
Income before taxes	**159**	**115**	**44**	**38.3**
Income and deferred tax	-34	-29	5	17.2
Income after income taxes	**125**	**86**	**39**	**45.3**
Minority interest income	–	-3	3	-100
Group net income	**125**	**83**	**42**	**50.6**
Key ratios				
Cost/income ratio	17.6%	18.8%		
Earnings per share (continuing operations)	2.95	2.04	0.91	44.6
Earnings per share (discontinued operations)	0.70	0.34	0.36	105.9
Total earnings per share according US-GAAP	3.65	2.38	1.27	53.4
Earnings per share (based on number of shares issued)	3.54	2.35	1.19	50.6
RoE after tax	34.3%	28.7%		
Portfolio	**31.03.2004**	**31.12.2003**		
Public sector finance	139,046	138,935	111	0.1
Outstanding securities including loans taken up	73,675	74,970	-1,295	-1.7
Equity	1,535	1,378	157	11.4
Total assets	178,609	173,965	4,644	2.7

Following the announcement on 1 March 2004 of the decision of the Board of DEPFA BANK plc to sell Deutsche Pfandbriefbank, the activities of Deutsche Pfandbriefbank are classified as discontinued operations.

Contents

Letter to Shareholders

Dear Shareholders,

DEPFA BANK got off to a very strong start in 2004 and is on course to fulfil its financial performance targets for the year. Net profit for the first quarter 2004 increased by 51% year-on-year to € 125 million, a new record quarterly result. This corresponds to a return on equity of 34%, thereby sustaining the very high level of profitability recorded in 2003. The Bank is reaffirming its guidance for net profit for the year of more than € 400 million, a level which would still be achieved even after stripping out the profit contribution of the German subsidiary Deutsche Pfandbriefbank, which is to be sold during the course of 2004.

Net profit was boosted exclusively by higher operating revenues, which increased by 34% year-on-year to € 193 million. Total interest income including interest in the trading result rose by 34% to € 107 million. This result is all the more impressive as it was negatively impacted by a first-time accounting change under US GAAP. Thus in accordance with FIN 46R (consolidation of variable interest entities) interest expenses of € 8 million for hybrid capital financing structures were reallocated from the minority interest line to interest income. Interest revenue has been driven by continued margin growth. This development taken together with a significant falling off of maturing assets in the past 18 months has significantly raised the locked-in margin level of the portfolio. The quality of borrowers remains very good, even in the US where margins are high due to the saturation of debt in the market. Altogether, the Bank is looking to originate ca. € 50 billion this year in new business which will continue to sustain profitability. While total public finance volumes remained virtually unchanged at € 139 billion over the end of 2003, new business in the first quarter amounted to € 12 billion.

Net commission income was flat at € 21 million (2003: € 20 million) and is in line with the quarterly performance during 2003. Income from sale of assets more than quadrupled year-on-year to € 97 million and almost matched the result for the whole of 2003. Income from sale of assets has become an increasingly important source of revenue and reflects a sound long-term approach to building value in the bond portfolio coupled with a willingness to realise gains opportunistically. The especially strong increase in result from sale of assets is closely connected, however, with the negative trading result of € 32 million. For a part of its banking book assets DEPFA executed a hedging strategy, which resulted in high profits from sale of assets with the corresponding, but smaller losses from derivatives appearing in trading. The real trading result was slightly negative.

Administrative expenditure rose by 26% year-on-year to € 34 million (+ € 7 million). € 4 million of the € 7 million increase can be attributed to costs relating to the second share compensation scheme for 2003 which kicked in for the first time. The remainder of the costs relates to recruitment of staff hires in selected areas. The cost income ratio stood at 17.6%.

The impact of the Other Comprehensive Income result on the equity base was positive and amounted to € 36 million. Shareholders' equity totalled € 1,535 million at the end of the first quarter 2004.

DEPFA's continuing success owes to an acute sense of awareness that it must keep on taking the initiative to maintain and build on its market leadership position. The sale of Deutsche Pfandbriefbank is just such an example of how the Bank is prepared to take radical action to achieve its ambitions sooner rather than later. The transaction will in one fell swoop shrink the balance sheet by ca. 40% and give the bank the necessary breathing space to pursue its rapid growth.

The sale of Deutsche Pfandbriefbank does not mark a retreat from the German market given that DEPFA will be maintaining a strong presence in Germany to continue and strengthen its coverage of the public sector clients and institutional investors.

The success of the Irish Asset Covered Securities and their acceptance in the markets is the principal reason for the decision to sell Deutsche Pfandbriefbank. Given the value of the Pfandbriefbank to a third party it makes more commercial sense to monetise this asset. Thus the capital gain will reinforce the Bank's equity base and help fund the Bank's expansion.

DEPFA is targeting the US as one of its major growth markets with more attractive margin levels, as well as the sheer breadth of business opportunities, made possible in part by strong legal safeguards to protect investors. This encompasses liquidity standby and credit enhancement facilities to municipalities where DEPFA can use its credit rating to secure new business as well as traditional budget financing business in the form of general obligation purchases. DEPFA expects to accumulate a total of € 20 billion in US business by the end of the year. The Bank sees significant potential in the municipal bond insurance business and expects to gain the green light for this business in the second half of 2004.

Sources of future growth are by no means confined to the US. DEPFA is continuing to build up its range of investment banking businesses. A privatisation and advisory unit has recently been established to provide the existing customer base with a further range of options to alleviate pressure on public finances.

On 3 May DEPFA BANK successfully carried out a 10 for 1 share split.

Interim Report as at 31 March 2004
Group figures according to US-GAAP

Group balance sheet as at 31 March 2004 of DEPFA BANK plc

Assets (€ m)	31.03.2004	31.12.2003
Cash and balances with central banks	936	680
Loans and advances to banks	22,307	18,467
Loans and advances to customers	62,588	62,785
Debt securities and other fixed income securities	83,509	83,369
Equities and other non fixed income securities	69	57
Equity participations	1	5
Intangible assets	5	5
Property and equipment	15	16
Other assets	3,940	3,069
Accrued interest and prepaid expenses	5,239	5,512
Total assets	**178,609**	**173,965**
of which from continuing operations	100,423	96,740
of which from discontinued operations	78,186	77,225

Shareholders' equity and liabilities (€ m)	31.03.2004	31.12.2003
Liabilities to banks	54,038	57,638
Liabilities to customers	5,283	6,898
Debt securities in issue	100,268	91,489
Other liabilities	10,628	9,489
Accrued interest and deferred income	5,005	5,399
Provisions	345	268
Hybrid capital	1,483	1,383
Minority interest	24	23
Total liabilities	**177,074**	**172,587**
of which from continuing operations	100,327	96,308
of which from discontinued operations	76,747	76,279
Equity		
Subscribed capital	103	103
Capital reserve	350	354
Retained earnings	963	838
Other comprehensive income	119	83
Total equity	**1,535**	**1,378**
Total shareholders' equity and liabilities	**178,609**	**173,965**
Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	37	43
Irrevocable loan commitments	8,536	6,930

Group profit and loss account for the period 1 January to 31 March 2004 of DEPFA BANK plc

€ m	31.03.2004	31.03.2003
Interest receivable and similar income from		
lending and money market business	280	211
fixed income securities	616	466
Interest payable and similar expenses	-830	-640
Net interest income	**66**	**37**
Commission income	25	29
Commission expenditure	-3	-9
Income from sale of assets	**86**	**18**
Trading result	**-31**	**26**
Operating income	**143**	**101**
General administrative expenses	-26	-17
Depreciation and amortisation of intangible assets and property and equipment	–	–
Other income and expenditure	2	–5
Operating results before provision for loan losses	**119**	**79**
Provision for loan losses	–	–
Income before taxes	**119**	**79**
Income and deferred taxes	-18	–8
Income after taxes	**101**	**71**
Minority interest	**–**	**–**
Group net income from continuing operations	**101**	**71**
Results from discontinued operations	**24**	**12**
Group net income	**125**	**83**
Weighted average number of ordinary shares	34,205,748	34,873,841
Earnings per share from continuing operations (€)	**2.95**	**2.04**
Earnings per share for discontinued operations (€)	**0.70**	**0.34**
Total earnings per share (€)	**3.65**	**2.38**
Diluted earnings per share (€)	**3.65**	**2.38**

Group statement of changes in shareholders' equity of DEPFA BANK plc

€ m	Sub-scribed capital	Capital-reserve	Retained earnings	Other comprehensive income				Total 2004	Total 2003
				Unrealised gains/losses from market-to-market of securities	Unrealised result from cash flow hedges	Additional pension obligation	Accumulated effects of currency translation		
Balance at 1 January	**103**	**354**	**838**	**85**	**1**	**-3**	**–**	**1,378**	**1,136**
Group net income			125					125	83
Other comprehensive income				37		-1		36	-28
Comprehensive income	**–**	**–**	**125**	**37**	**–**	**-1**	**–**	**161**	**55**
Dividends								–	–
Purchase of shares for compensation scheme		-10						-10	-14
Share compensation scheme		6						6	1
Balance at 31 March	**103**	**350**	**963**	**122**	**1**	**-4**	**–**	**1,535**	**1,178**

Consolidated statement of cash flows of DEPFA BANK plc

Consolidated Statement of Cash-flows (€ m)	2004	2003
Cash & cash equivalents as of 1 January	680	645
Cash-flow from operating activities	-171	119
Cash-flow from investing activities	-2,355	-4,976
Cash-flow from financing activities	2,782	4,620
Cash & cash equivalents as of 31 March	936	408

Quarterly performance of DEPFA BANK

	2003 € m[1]				2004 € m	Change Q4 2003 to Q1 2004	
	Q1	Q2	Q3	Q4	Q1	€ m	%
Net interest income	37	57	59	52	66	14	27
Net interest income incl. interest in trading derivatives	37	54	58	64	66	2	3
Net commission income	20	16	31	27	22	-5	-19
Income from sale of assets	18	18	7	4	86	82	
Trading result	26	25	7	50	-31	-81	
of which from securities	16	16	11	19	-42	-61	
of which from derivatives valuation	10	12	-3	19	11	-8	
of which from interest	–	-3	-1	12	–	-12	
Total revenues	**101**	**116**	**104**	**133**	**143**	**10**	**8**
Personnel expenditure	-9	-14	-13	-12	-17	-5	42
Other administrative expenditure	-8	–6	-5	-22	-9	13	-59
Depreciation on fixed assets	–	–1	-1	–	–	–	
Administrative expenditure	**-17**	**-21**	**-19**	**-34**	**-26**	**8**	**-24**
Other income and expenditure	–5	–3	5	4	2	-2	-50
Provision for loan losses	–	–	–	–	–	–	
Income before taxes	**79**	**92**	**90**	**103**	**119**	**16**	**16**
Income and deferred tax	-8	-11	-11	-18	-18	–	–
Income after income taxes	**71**	**81**	**79**	**85**	**101**	**16**	**16**
Profit attributable to minority interests	–	–	–	-4	–	4	-100
Group net income from continuing operations	**71**	**81**	**79**	**81**	**101**	**20**	**25**
Result from discontinued operations	12	12	14	20	24	4	20
Group net income	**83**	**93**	**93**	**101**	**125**	**24**	**24**

[1] The profit and loss account figures for 2003 are based on the DEPFA Group interim/annual reports, as reclassified for discontinued operations.

Basis of accounting

The Consolidated Financial Statements of DEPFA Group are prepared in accordance with the United States Generally Accepted Accounting Principles (US–GAAP).

The accounting policies applied in the preparation of the Consolidated Financial Statements 2003 were also applied for this interim report, including the calculation of comparative figures for the previous year.

No new companies have been included in the consolidated financial statements for the period to 31 March 2004.

Disposal of DEPFA Deutsche Pfandbriefbank AG

On 1 March 2004, the Bank announced its intention to sell its German subsidiary DEPFA Deutsche Pfandbriefbank AG ('Deutsche Pfandbriefbank'). It is anticipated the sale will be completed by the end of the 3rd quarter of 2004.

The results of Deutsche Pfandbriefbank are included in the Group Profit and Loss Account under result from discontinued operations. The comparative amounts for 2003 are also reclassified accordingly.

The result from discontinued operations is disclosed in Note 12 to the financial statements.

Notes to the Group balance sheet and profit and loss account

The comparative balance sheet figures and notes to the balance sheet are from the DEPFA Group accounts as at 31 December 2003. In order to conform with the current year's presentation, certain reclassifications have been made to the comparative figures.

The comparative profit and loss account figures and notes to the profit and loss account for the period to 31 March 2003 are based on the DEPFA Group interim report as at 31 March 2003, as reclassified for discontinued operations.

(1) Loans and advances to banks

€ m	31.03.2004	31.12.2003
Public sector loans	7,180	7,156
Other loans and advances	15,084	11,266
Net deferred items	43	45
of which premiums	47	45
of which discounts	–4	–
Total	**22,307**	**18,467**
of which repayable on demand	2,568	3,071

(2) Loans and advances to customers

€ m	31.03.2004	31.12.2003
Public sector loans	57,699	57,289
Property loans	3,349	4,036
Other loans and advances	1,333	1,346
Net deferred items	241	226
of which premiums	250	236
of which discounts	–9	–10
Less provision for loan losses	–34	–112
Total	**62,588**	**62,785**

(3) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

€ m	Total	
	2004	2003
Opening balance	**112**	**142**
Additions		
Provision for loan losses charged to the profit and loss account	–	–
Reductions		
Transfers	–78	–30
Charge-offs	–	–
Recoveries	–	–
Closing balance	**34**	**112**

All provisions are specific loan loss provisions and relate to property loans.

(4) Debt securities and other fixed income securities

€ m	31.03.2004	31.12.2003
Held to maturity	–	–
Available for sale	82,962	82,824
Trading	547	545
Total	**83,509**	**83,369**

(5) Liabilities to banks

€ m	31.03.2004	31.12.2003
Deposits	13,798	13,640
Other liabilities	40,243	44,000
Net deferred items	–3	–2
Total	**54,038**	**57,638**
of which due on demand	359	535

(6) Liabilities to customers

€ m	31.03.2004	31.12.2003
Deposits	3,647	4,956
Other liabilities	1,636	1,961
Net deferred items	–	–19
Total	**5,283**	**6,898**
of which due on demand	57	14

(7) Debt securities issued

€ m	31.03.2004	31.12.2003
Debt securities issued		
Public sector covered bonds	69,377	64,446
Other covered bonds	1,353	1,361
Other debt securities	7,345	6,517
Money market securities	23,303	20,299
Net deferred items	–1,110	–1,134
Total	**100,268**	**91,489**

(8) Net interest income

€ m	31.03.2004	31.03.2003
Interest income from public sector finance	240	196
Interest income from other lending business and money market transactions	40	15
Interest income from fixed income securities	616	466
Interest expenditure for		
Asset covered bonds	–113	–9
Other debt securities	–101	–100
Borrowings	–18	–8
Hybrid capital	–6	–
Other banking transactions	–592	–523
Total	**66**	**37**

(9) Net commission income

€ m	31.03.2004	31.03.2003
Commission income from banking transactions	25	29
Commission expenditure from banking transactions	-3	-7
Other commission expenditure	–	-2
Total	**22**	**20**

(10) Trading result

€ m	31.03.2004	31.03.2003
Securities and derivatives trading result	-42	16
Valuation of derivatives / SFAS 133	11	10
Net interest on trading derivatives	–	–
Total	**-31**	**26**

(11) General administrative expenses

€ m	31.03.2004	31.03.2003
Personnel expenditure		
Wages and salaries	16	8
Social security costs	1	1
Other administrative expenditure	9	8
Total	**26**	**17**

(12) Result from discontinued operations

Summarised financial information for the discontinued operations is as follows:

Result from discontinued operations **€ m**	31.03.2004	31.03.2003
I. Operating result from discontinued operations:		
Net interest income	41	42
Other income	1	9
Total expenditure	-13	-17
Profit/(loss) before tax	29	34
Tax	-11	-21
Profit/(loss) after tax	18	13
II. Profit/(loss) on disposal of discontinued operations		
Profit	17	2
Loss	-6	-4
Profit/(loss) before tax	11	-2
Tax	-5	1
Profit/(loss) after tax	6	-1
III. Total result from discontinued operations:		
Profit/(loss) before tax	40	32
Tax	-16	-20
Profit/(loss) after tax	24	12

The carrying values of assets and liabilities classified as held for sale are:

€ m	31.03.2004	31.12.2003
Cash and balances with central banks	12	149
Loans and advances to banks	8,919	7,589
Loans and advances to customers	37,712	38,437
Debt securities and other fixed interest securities	26,375	25,974
Equities and other non fixed income securities	1	1
Property and equipment	6	7
Other assets	2,663	2,040
Accrued interest and prepaid expense	2,498	3,028
Total assets	**78,186**	**77,225**
Liabilities to banks	7,736	7,694
Liabilities to customers	752	547
Debt securities in issue	59,934	59,909
Other liabilities	4,504	3,654
Accrued interest and deferred income	2,461	3,137
Provisions	253	232
Hybrid capital	1,083	1,083
Minority interest	24	23
Total liabilities	**76,747**	**76,279**

The above assets and liabilities are shown net of consolidation items.

No impairment provision is required in relation to the above carrying values, as, in the opinion of the directors, the fair value less the expected costs of sale exceed the carrying value.

(13) Incentive compensation programme

At 31 March 2004, the Trust established to purchase shares under the Group incentive programme held 1,064,620 shares of DEPFA BANK plc at a cost of € 77 million. Compensation cost relating to the programme recognised in the profit and loss account to 31 March 2004 amounted to € 6 million.

Segmental reporting

The Group's profit and loss from continuing operations relates solely to the public finance segment. This is consistent with the internal management and reporting structures of the Group.

Segmentation by geographic region

Total income is analysed by geographic region. For this purpose, a distinction is made between "Ireland", and "Other", based on the registered office or location of the respective Group company or branch office.

The geographical segment "Germany" relates entirely to discontinued operations and is therefore no longer presented.

The calculation of results is based on the assumption that the Group companies in the regions are legally independent units responsible for their respective operations.

Profit & loss account € m	Ireland		Other		Consolidation/ reconciliation		Total	
	31.03. 2004	31.03. 2003	31.03. 2004	31.03. 2003	31.03. 2004	31.03. 2003	31.03. 2004	31.03. 2003
Net interest income	52	19	13	19	1	-1	66	37
Net commission income	13	5	9	16	–	-1	22	20
Net result from sale of assets	83	18	4	–	-1	–	86	18
Net trading result	-17	13	-14	14	–	-1	-31	26
Total Income	**131**	**55**	**12**	**49**	**–**	**-3**	**143**	**101**
Administrative expenditure	-19	-12	-8	-7	1	2	-26	-17
Depreciation	–	–	–	–	–	–	–	–
Other income/expenditure	2	–	1	–6	-1	1	2	-5
Total Expenditure	**-17**	**-12**	**-7**	**-13**	**–**	**–**	**-24**	**-22**
Operating Results before provisions for loan losses	**114**	**43**	**5**	**36**	**–**	**–**	**119**	**79**
Provision for loan losses	–	–	–	–	–	–	–	–
Income from continuing operations before taxes	**114**	**43**	**5**	**36**	**–**	**–**	**119**	**79**
Income tax	-14	-4	-4	-5	–	1	-18	-8
Income from continuing operations after taxes	**100**	**39**	**1**	**31**	**–**	**1**	**101**	**71**
Minority interest income	–	–	–	–	–	–	–	–
Group net income continuing operations	**100**	**39**	**1**	**31**	**–**	**1**	**101**	**71**

Reporting on financial instruments

The following table presents nominal amounts for derivatives as at 31 March 2004:

€ m	Nominal amount Residual maturity ≤ 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	29,811	60,669	88,995	179,475
Interest rate futures and forward rate agreements	1,854	–	–	1,854
Interest rate options purchased	–	164	109	273
Interest rate options written	584	802	312	1,698
Other interest rate contracts	665	1,859	3,871	6,395
Foreign exchange forward contracts	8,587	–	–	8,587
Credit derivatives	59	2,367	2,790	5,216
Total	**41,560**	**65,861**	**96,077**	**203,498**

Other details

New commitments

€ m	31.03.2004	31.03.2003
Public sector finance	11,773	11,882
Other loans	633	524
Total	**12,406**	**12,406**

Primary sale of debentures including loans taken up

€ m	31.03.2004	31.03.2003
Public sector covered bonds	4,411	4,020
Other debentures	1,656	1,731
Loans taken up	674	–
Total	**6,741**	**5,751**

Average number of employees

	31.03.2004	31.03.2003
Total	**358**	**315**
of which part time employees	16	16

Regulatory capital and capital adequacy ratios in accordance with BIS

Regulatory capital (€ m)	31.03.2004	31.12.2003
Core capital (Tier I)	1,493	1,563
Supplementary (Tier II)	1,259	1,159
Total regulatory capital	**2,752**	**2,722**

Capital adequacy ratios	31.03.2004	31.12.2003
BIS risk weighted assets (€ m)	14,563	12,316
Core capital ratio (Tier I)	10.3%	12.7%
Total capital ratio (Tier I + II)	**18.9%**	**22.1%**

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements' (BIS), Basle Accord regulations to facilitate international comparisons.

DEPFA BANK plc is regulated by the Irish Financial Services Regulatory Authority formerly the Central Bank of Ireland (CBI). On a group level, DEPFA BANK plc has to conform to the regulations of the Irish Financial Services Regulatory Authority which applies a capital / risk assets framework for measuring capital adequacy based on the European Union Solvency Ratio Directive (SRD) and the Capital Adequacy Directive (CAD).

Both the BIS and the Irish Financial Services Regulatory Authority require banks to maintain a minimum Tier 1 ratio of 4% and a Total Capital Ratio of 8%.

With a Tier 1 ratio of 10.3 % and Own Funds Ratio of 18.9%, the Group exceeds the required Capital Ratios.

Board of Directors

Executive Members

Gerhard Bruckermann
Chairman and CEO

Thomas M. Kolbeck
Vice Chairman and Deputy CEO

Dermot Cahillane

Fulvio Dobrich

Reinhard Grzesik

Jürgen Karcher

Non-Executive Members

Dr. Richard Brantner,
Deputy Chairman
Member of Bank Management Board (ret'd)

Prof. Dr. Alexander Hemmelrath,
German Chartered Accountant, tax consultant
Founding partner of the law firm
Haarmann, Hemmelrath & Partner

Maurice O'Connell
Governor of Central Bank of Ireland (ret'd)

Jacques Poos,
Member of the European Parliament,
Minister of Foreign Affairs (ret'd), Luxembourg

Hans W. Reich,
Chairman of the Board of Managing Directors
of Kreditanstalt für Wiederaufbau

Prof. Dr. Frances Ruane,
Professor at Trinity College, Dublin, Ireland

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer,
President of Deutsche Bundesbank (ret'd)

Addresses

DEPFA BANK plc
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213
www.depfa.com

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-840, Fax +44 20 7495-0580

Madrid Representative Office
Bárbara de Braganza 2.2° B
28004 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

New York Agency
623 Fifth Avenue, 22nd Floor
New York, N.Y. 10022, United States
Phone +1 917 286 2000, Fax +1 917 286 2088

Paris Branch
Succursale de Paris
8, rue Halévy
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

DEPFA Investment Bank Ltd.
International Banking Unit
178 Athalassa Avenue, 2nd floor
PO Box 20909
1665 Nicosia, Cyprus
Phone +357 22 879-300, Fax +357 22 318-978

Representative Office Hong Kong
1005 Asia Pacific Finance Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213

DEPFA UK Limited
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-840, Fax +44 20 7495-0580

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2-chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620, Fax +81 3 3437-7623

DEPFA Finance N.V.
Herengracht 551
1017 BW Amsterdam, Netherlands
Phone +31 20 420 79 93

DEPFA BANK plc
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600
Fax +353 1 829-0213
www.depfa.com

DEPFA BANK